DATE: August 3rd 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

NEWS RELEASE

Nalunaq: Bulk Carrier Estimated Time of Arrival (ETA) August 4th 2004

LONDON, United Kingdom, DATE: August 3rd 2004, Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF).

Crew Gold Corporation (Crew, “the Company”) is pleased to report that the arrival of the bulk carrier MV Federal Franklin at the Nalunaq port site has been confirmed for August 4th 2004. Loading of the remaining stockpile of ore from previous year’s exploration programs, and new ore produced during ramp-up since receipt of the final mining approvals totalling approximately 35.000 tons, will start immediately upon arrival of the vessel. MV Federal Franklin is a 1A ice class vessel.

Crew is also pleased to report that ore production at Nalunaq continues to progress well since receiving the final exploitation permit from the authorities in April.  Development and stoping activities are active over 100 vertical metres within the underground mine and are being advanced to meet the company targets.

The official opening of Nalunaq Gold Mine (NGM) will take place at Nalunaq on August the 26th 2004. Representatives from governments, local communities, contractors, business partners and other direct and indirect stakeholders will be present. Crew will issue a brief project report early September.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com.